82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

03032881

October 6, 2003

PRESS RELEASE

GGL DIAMOND CORP. ANNOUNCES CLOSING OF FINANCING - $885,430

Raymond A. Hrkac, President & CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that further to its press release of August 14, 2003, the Company has closed the private placement as to 1,967,623 common shares at $0.45 per share for gross proceeds of $885,430. These shares have a four month hold period until February 7, 2004. The net subscription proceeds will be used by the Company to provide funds to carry out exploration programs on the Company's CH Project. The Company paid a cash finders fee of $70,834.40 (8% of the gross subscription proceeds) with respect to this financing.

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

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